Mail Stop 3561

April 20, 2010

Mr. Wayne I. Danson
Chief Executive Officer
Encompass Group Affiliates, Inc.
420 Lexington Avenue
New York, NY 10170

      Re: Encompass Group Affiliates, Inc.
              Form 10-K for the Fiscal Year Ended June 30, 2009
              Filed September 28, 2009
              Form 10-Q for the Quarterly Period Ended September 30, 2009
              File No. 000-30486

Dear Mr. Danson:

We have reviewed your supplemental response letter dated April 7, 2010 and have the following comment. As noted in our comment letter dated February 5, 2010 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended June 30, 2009

Note 1. Basis of Consolidation and Significant Accounting Policies

Goodwill and Intangible Assets, page F-7

1. We note your responses to prior comment one and two. Your proposed MD&A disclosure refers to the fair value of reporting units rather than one reporting unit. Consistent with your response to prior comment two please ensure and confirm to us that your revised disclosure in MD&A and the notes to the financial statements will clearly state you evaluate goodwill for impairment at the entity level effective July 1, 2009. In addition, please disclose within your segment information footnote to the financial statements the fact that effective July 1, 2009 you aggregate the two segment components, repair and distribution, into one reportable segment and that you now have a single operating and reportable segment. Refer to FASB ASC paragraph 280-10-50-21.a.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 if you have any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief